# SUBSCRIPTION AGREEMENT

**THIS SUBSCRIPTION AGREEMENT** (“**Subscription Agreement**”) is made and entered into on this [EFFECTIVE DATE]______;

**BY AND BETWEEN**

**Av Consortium, LLC a** Texas based limited liability company incorporated under the laws of the State of Texas, having its registered office located at 5301 Polk Street , Building 14, B6 Houston Tx 77023 (hereinafter referred to as the “**Company**”, which term shall, where the context requires or permits, be deemed to include its successors-in-interest and permitted assigns) of the FIRST PART;

**AND**

[INVESTOR NAME]___________________, having his/her premises (hereinafter referred to as the “**Subscriber**”, which term shall, where the context requires or permits, be deemed to include his/her/its successors-in-interest and permitted assigns) of the SECOND PART.

(The Company and the Subscriber are hereinafter collectively referred to as the “**Parties**” and individually as a “**Party**”)

**WHEREAS:**

A. In exchange for payment by the Subscriber to the Company, the Subscriber agrees to acquire right to certain units of the Company’s capital units subject to the terms set forth below; and

B. The Company and the Subscriber have entered into this Subscription Agreement to set forth the terms and conditions of this Agreement.

**NOW, THEREFORE,** the Parties in consideration of the mutual promises herein contained have agreed as follows:

## 1. DEFINITIONS

In this Agreement:

- "**Aggregate Value**" has the meaning given to that term in Section 3.
- "**Closing Date**" has the meaning given to that term in Section 2(c).
- "**Company**" has the meaning given to that term in the description of the Parties.
- "**Crowdfunding SPVs**" has the meaning given to that term in Section 6.
- "**Equity Securities**" means the Company's Common Units or Preferred Units or any securities conferring the right to purchase the Company's Common Units or Preferred Units or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Common Units or Preferred Units, except any security granted, issued and/or sold by the Company to any director, officer, employee or consultant of the Company in such capacity for the primary purpose of soliciting or retaining their services.
- "**Financial Statements**" has the meaning given to that term in Section 5(f).
- "**Intermediary**" has the meaning given to that term in Section 2(d).
- "**Major Investor**" means a holder of the Securities if (1) the aggregate purchase amount of such Securities is equal to or greater than $25,000 and (2) the Intermediary has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act.
- "**Next Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which

the Company issues and sells Preferred Units at a fixed pre-money valuation.

- "**Participation Amount**" means the aggregate amount in US dollars that the Major Investor invested under their Subscription Agreement.

- "**Parties**" means both the Company and the Subscriber and "**Party**" means any one of them.

- "**Securities**" has the meaning given to that term in Section 2(a).

- "**Subscriber**" has the meaning given to that term in the description of the Parties.

- "**Subscription Agreement**" means this Subscription Agreement including all schedules and attachments.

## 2. SUBSCRIPTION

(a) Subscriber hereby subscribes for and agrees to purchase certain of the Company's Preferred Units (the "**Securities**"), at a purchase price of $4.50 per unit, upon the terms and conditions set forth herein. The rights and preferences of the Securities will be as set forth in the Company's latest Articles of Incorporation to be filed with the State of Texas, and any description of the Securities that appears in the offering materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that the Subscriber has received this Subscription Agreement and any other information or document required by the Subscriber to make an investment decision.

(c) This subscription may be accepted or rejected in whole or in part, at any time prior to the Company counter-signing this Subscription Agreement and receiving Subscriber's payment (the "**Closing Date**"), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company

will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by Wefunder (the "**Intermediary**").

(e) Payment for the Securities shall be received in accordance with Intermediary's payment processing instructions. Upon any Closing Date, the Intermediary's escrow agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the transfer agent engaged by the Company, which books and records shall bear a notation that the Securities were sold.

## 3. PARTICIPATION RIGHTS

All offers the Company proposes to any Equity Securities (defined below) at any time through and including the closing of the Next Equity Financing (defined below), the Company shall provide each Major Investor (defined below) with at least ten (10) business days 'prior written notice of such offering, including the price and terms thereof. Each Major Investor shall have a right of first refusal to participate in such offering(s), on the same terms and for the same price as all other investors in such offering(s), by purchasing an aggregate number of Equity Securities (whether in one offering or across multiple offerings) valued at up to the Participation Amount (defined below). The Major Investor's right of first offer set forth in this Section 4 shall be subject to compliance with any and all applicable federal and state securities laws.

## 4. REPRESENTATIONS OF THE COMPANY

The Company represents to the Subscriber that the following representations are accurate and complete in all material respects as of the date Subscriber signs this Subscription Agreement. For purposes of this Agreement, an individual shall be deemed to have knowledge of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) **Organization and Standing**. The Company is a Limited Liability Company duly formed, validly existing and in good standing under the laws of the State of Texas. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign limited liability company (LLC)in all jurisdictions in which the nature of its activities and of its properties makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) **Eligibility of the Company to Make an Offering under Section 4(a)(6)**. The Company is eligible to make an offering pursuing to Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) **Issuance of the Securities**. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement shall be duly authorized by all necessary company action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, shall be duly and validly issued, fully paid.

(d) **Authority of Agreement**. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary company actions on the part of the Company.

Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors 'rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) **No filings**. Assuming the accuracy of the Subscriber's representations and warranties set forth hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect to, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) **Financial statements**. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of 12/31/19 and the related consolidated statements of income and cash flows for the 12-months period then ended or since inception (the "**Financial Statements**") have been made available to the Subscriber and appear in the offering statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) **Proceeds**. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the offering materials.

(h) The total price payable by the Subscriber for purchasing the Securities represents a pre-money valuation of the Company of US $4,500,000.

## 5. REPRESENTATIONS OF SUBSCRIBER

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents, which representations are accurate and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a) **Requisite Power and Authority**. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and any other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to signing this Subscription Agreement. Upon their execution and delivery, this Subscription Agreement and any other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors ' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) **Investment Representations**. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) **Liquidity and Continued Economic Risk**. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) **Resales**. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) **Investment Limits**. Subscriber represents that:

(i) Either of Subscriber's net worth or annual income is less than $107,000 and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested

in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) **Company Information**. Subscriber has read the offering statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the offering materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(g) **Valuation**. The Subscriber acknowledges that the Company on the basis of the Company's internal valuation set the price of the Securities and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(h) **Domicile**. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident).

## 6. REVISIONS TO MANNER OF HOLDING

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("**Crowdfunding SPVs**") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pays all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

## 7. AUTHORITY OF SUBSCRIBER GENERALLY

7.1 The Subscriber shall not enter into any transaction whereby the Company's property may be used as security without the written consent of the other Subscribers.

7.2 The Subscriber shall punctually pay his or her separate debts and indemnify the other Subscribers and the capital and property of the Company against his or her separate debts and all expenses relating thereto.

7.3 The Subscriber shall not be entitled to purchase any goods or services or otherwise enter into any contract involving business activities of the Company unless the Subscriber has been duly authorized by the Board of Directors of the Company.

7.4 All the books of account of the Company shall be kept at the principal place of business of the Company and shall not be removed from that place without the consent of the Board of Directors of the Company and also they shall be open for inspection in usual working time by subscribers.

7.5 **Majority Rule:** All activities or transactions must be approved by a majority percentage of votes of the subscribers.

## 8. DATES

This Agreement shall come into effect as of the Effective Date and shall continue in force until the dissolution of the Company.

## 9. CONFIDENTIALITY

9.1 The Subscriber undertakes that he/she shall not divulge or make known to any other third party or use for the benefit of himself or any other third party, persons or corporation any of the confidential information of the Company.

9.2 Confidential information includes Company's confidential information which is not available to the public and will entail the following:

(i) Client lists and details;

(ii) Trade secrets;

(iii) Business plans;

(iv) Financial information;

(v) Employee lists and details;

(vi) Information known to the Subscriber to be confidential;

(vii) Information which may affect the competitive position of the Company; and

(viii) Any information the Company is obligated not to disclose.

## 10. RESTRICTION ON TRANSFER OF INTEREST

The Subscriber shall not transfer interest in the Company to any other person without giving all other subscribers the first right of refusal. The Company shall also

have an option to repurchase any number of units which a subscriber wishes to sell as per the procedure and terms mentioned herein.

## 11. WITHDRAWAL OR DEATH OF A SUBSCRIBER

11.1 In the event the Subscriber withdraws or retires from the Company for any reason, including death, the remaining subscribers may continue to operate the Company using the same name.

11.2 If the Subscriber withdraws, he/she shall be obligated to give thirty (30) days ’prior written notice of his/her intention to withdraw or retire and shall be obligated to sell his interest in the Company.

## 12. INDEMNITY

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys ’fees, including attorneys ’fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

## 13. GOVERNING LAW; JURISDICTION

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Texas.

The Subscriber and the Company consents to the jurisdiction of any state or federal court of competent jurisdiction located within TEXAS and no other place and irrevocably agrees that all actions or proceedings relating to this Subscription Agreement may be litigated in such courts. The Subscriber and the Company

accepts for itself and himself and in connection with its and his respective properties, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and waives any defense of forum non conveniens, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Subscription Agreement.

The Subscriber and the Company further irrevocably consents to the service of process out of any of the aforementioned courts in the manner and in the address specified in this Subscription Agreement. Both Parties hereto hereby irrevocably waive all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Subscription Agreement or the actions of either party in the negotiation, administration, performance and enforcement thereof. Both Parties hereto also waive any bond or surety or security upon such bond which might, but for this waiver, be required of the Parties. Both Parties hereto further warrant and represent that they knowingly and voluntarily waive their jury trial rights. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and this waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Subscription Agreement. In the event of litigation, this Subscription Agreement may be filed as a written consent to a trial by the court.

## 14. NOTICES

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the respective parties as follows:

If to the Company: Av Consortium LLC, 5301 Polk Street, Building 14, B6 Houston Tx 77023, info@infinitevr.tech

if to the subscriber: [INVESTOR NAME]________

Or, to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

## 15. <u>MISCELLANEOUS</u>

(a) This Subscription Agreement is not transferable or assignable by Subscriber.

(b) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(c) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(d) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(e) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(f) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(g) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(h) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(i) If any recapitalization or other transaction affecting the units of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(j) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

**COMPANY:**

Av Consortium LLC

*Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

**Read and Approved (For IRA Use Only):**

By: ______________________________

**SUBSCRIBER:**

______________________________

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited